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Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2002

PDVSA FINANCE LTD.
(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.
Caledonian House
P.O. Box 1043
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    No X

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of PDVSA Finance Ltd. and Petróleos de Venezuela, S.A. (File No. 333-65454), filed with the U.S. Securities and Exchange Commission on July 19, 2001.

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in this Registration Statement No. 333-65454 of PDVSA Finance Ltd. and Petróleos de Venezuela, S.A. on Form F-3, of our report dated February 14, 2002 appearing in the Annual Report on Form 10-K of CITGO Petroleum Corporation for the year ended December 31, 2001.

/s/ Deloitte & Touche LLP
Tulsa, Oklahoma
March 26, 2002

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA FINANCE LTD.
By:	/s/ JULIÁN FLESZCZYNSKI Name: Julián Fleszczynski Title: Principal Director and Vice President

Date: June 19, 2002

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  Exhibit 23.1
SIGNATURES